CAPAX INC.

7135 COLLINS AVE NO. 624

MIAMI BEACH, FL 33141

August 11, 2017

VIA EDGAR

Mr. Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N E

Washington, D.C. 20549

Re:         Capax Inc.

Registration Statement on Form S-1/A (the “Registration Statement”)

Filed August 8, 2017

File No. 333-219139

Dear Mr. Dobbie:

Capax Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 4:00pm Eastern Time on August 15, 2017, or as soon as practicable thereafter.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

CAPAX INC.

By:	/s/ I. Andrew Weeraratne
Name: I. Andrew Weeraratne
Title: Chief Executive Officer